ROTOBLOCK CORPORATION
1715 Cook Street, Suite #205
Vancouver, BC,  V57 3J6 Canada
Phone: 604-872-1234
Fax:   604-873-5664
Email: admin@rotoblock.com


June 21, 2005


              Transmitted to Fax No. 202-772-9206


Ms. Babette Cooper, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 3561
Washington, D.C. 20549


RE:  Rotoblock Corporation
     Item 4.01 Form 8-K/A
     Filed June 20, 2005
     File Number 333-116324

Dear Ms. Cooper:

In response to your comment letter of June 20, 2005, attached is a copy of our revised Form 8-K/A, and revised exhibit 16.1, reflecting your requested changes.

Please contact the undersigned if you have any further questions or comments.

Thank you for your kind cooperation and assistance.

Sincerely,

/s/ Peter Scholl

By: Peter Scholl, President




PS: